Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 7 DATED MAY 26, 2020
TO THE OFFERING CIRCULAR DATED JANUARY 29, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated January 29, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 29, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – Gramercy Homes, LLC

On May 1, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $10,000,000, (the “Index Gramercy Senior Loan”). The borrower, Gramercy Homes, LLC, a California limited liability company (“Index Gramercy”), used the loan proceeds to purchase 26,037 square feet of entitled and permitted land and has constructed eleven homes under the Los Angeles Small Lot Ordinance at 733-743 North Gramercy Place, Los Angeles, CA (the “Index Gramercy Property”).

The 1-U filing for our initial acquisition of the Index Gramercy Senior Loan can be found here. On December 21, 2018, we provided an update on construction progress at the Index Gramercy Property and information regarding the Loan Modification, the details of which can be found here. On October 4, 2019, we provided another update on construction progress, the details of which can be found here. On January 24, 2020, we provided information regarding an additional Loan Modification, the details of which can be found here.

On May 19, 2020, Index Gramercy paid off the Index Gramercy Senior Loan for the full amount of outstanding principal drawn plus interest. All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 9.8%. Index Gramercy refinanced the Index Gramercy Senior Loan with a bridge loan.